Lincoln Financial Group 1300 S. Clinton Street Fort Wayne, IN 46801

November 21, 2019

Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  Lincoln Variable Insurance Products Trust (the “Registrant”)

(File Number: 811-08090)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, the Registrant hereby files with the Securities and Exchange Commission certain information concerning its bonding coverage for officers and employees of the Registrant.

This filing contains the following exhibits:

A.	A copy of the current bond;

B.	A copy of the resolution of a majority of the Board of Trustees, including a majority of the Board of Trustees who are not “interested persons”, approving the form and amount of the bond;

C.	A statement as to the current period for which premiums have been paid.

Sincerely,

/s/ William P. Flory, Jr.

William P. Flory, Jr.

Chief Accounting Officer

October 30, 2019	Fidelity / Crime Division
65 Broadway, Suite 1105
Ms. Kari Costa	New York, NY 10006
Willis Towers Watson Northeast, Inc.	www.CrimeInsurance.com
1 World Financial Center	2125134026
New York, NY 10281	513-768-5142 (Fax)

Re:	Lincoln Variable Insurance Products Trust
Financial Institution - Investment Company Bond Binder & Invoice Letter

Dear Kari,

Thank you for the order! Per your instructions, coverage is bound per the terms and conditions set forth below. Please consider this letter as our invoice.

FINANCIAL INSTITUTION - INVESTMENT COMPANY BOND

NAMED INSURED:	Lincoln Variable Insurance Products Trust

ADDRESS:	1300 South Clinton Street Fort Wayne, IN 46802

BOND NUMBER:	FS 585-87-03-13-00

EFFECTIVE DATES:	12:01 A.M. on October 31, 2019 to 12:01 A.M. on October 31, 2020

ISSUING COMPANY:	Great American Insurance Company
A.M. Best Rated “A+” (Superior) Class XV as of August 17, 2018 Standard & Poor’s Rated “A+” (Strong) as of March 14, 2019 Admitted in all 50 States & Canada

POLICY FORM:	Standard Great American Investment Company Bond Discovery Form

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT

A - Fidelity	$ 3,500,000	$ 0

B - On Premises	$ 3,500,000	$ 50,000

C - In Transit	$ 3,500,000	$ 50,000

D - Forgery or Alteration	$ 3,500,000	$ 50,000

E - Securities	$ 3,500,000	$ 50,000

F - Counterfeit Currency	$ 3,500,000	$ 50,000

G - Stop Payment	$ 100,000	$ 5,000

H - Uncollectable Items of Deposit	$ 100,000	$ 5,000

I - Audit Expense	$ 100,000	$ 5,000

J - Telefacsimile Transmissions	$ 3,500,000	$ 50,000

www.CrimeInsurance.com	Page 1 of 7	www.GreatAmericanInsuranceGroup.com

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT

K - Unauthorized Signatures	$ 100,000	$ 5,000

L - Computer Systems	$ 3,500,000	$ 50,000

M - Automated Phone Systems	$ 3,500,000	$ 50,000

N - Fraudulent Transfer Instructions	$ 3,500,000	$ 50,000

TOTAL PREMIUM:	$ 7,432

COMMISSION PAYABLE:	0%	(Commission Payable on Total Premium)

NET PREMIUM DUE:	$ 7,432.00	(Due Within 45 Days of the Effective Date)

FORMS:

SEQ	FORM #	DESCRIPTION

1	790FIC	Great American Insurance Fidelity & Crime Policy Cover

2	SDM683	Important Notice Fidelity Crime Division Claims

3	SDM706	Important Notice Indiana - To Obtain Information Or To Make A Complaint

4	FI7510	Investment Company Bond Dec Page Insured’s Offices Not Covered N/A

5	FI7511	Investment Company Bond Insuring Agreements

6	FI8801	Forms and Riders Schedule

7	SRF9808

Rider - Computer Hacker Rider It is agreed that:

1.  The attached Bond is amended to include the following additional Insuring Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to. Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definitions:

“Electronic Data” means facts or information converted to a form usable in a Computer System by computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2.  The Limit of Liability for coverage provided by this Rider shall be $3,500,000.

www.CrimeInsurance.com	Page 2 of 7	www.GreatAmericanInsuranceGroup.com

SEQ	FORM #	DESCRIPTION

3.    The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

4.    Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

5.    This rider shall become effective as of 12:01 a.m. on 10/31/2018 standard time.

8	SRF9808

Rider - Computer Virus Rider

It is agreed that:

1.  The attached Bond is amended to include the following additional Insuring Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly form the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The Liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definition:

“Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2.    The Limit of Liability for coverage provided by this Rider shall be $3,500,000.

3.    The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

4.    Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

5.    This rider shall become effective as of 12:01 a.m. on 10/31/2018 standard time.

9	SRF9808	Rider - Revision of Section 13, Termination of an Employee It is agreed that:

www.CrimeInsurance.com	Page 3 of 7	www.GreatAmericanInsuranceGroup.com

SEQ	FORM #	DESCRIPTION

1.    The fifth paragraph of Section 13-“Termination” of the Conditions and Limitations, is deleted in its entirety and replaced with the following:

This Bond shall terminate as to any Employee

(a)    as soon as any director or officer of the Insured not in collusion with such person, learns of a dishonest or fraudulent act committed by such person involving Money, Securities or other Property valued at $5,000 or more at any time, whether in the employment of the Insured or otherwise, whether or not the type covered under Insuring Agreement (A), against the Insured or any person or entity, without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

2.    All other Terms and Conditions of the attached Investment Company Bond remain unchanged.

3.    This rider shall become effective as of 12:01 a.m. on 10/31/2018 standard time.

10	FI7344

General Rider - Revision to Insuring Agreement A It is agreed that:

1.    The attached Bond is amended by deleting the wording of Insuring Agreement (A) entitled “FIDELITY” and replacing it with the following:

(A)    FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or so held gratuitously or not and whether or not the Insured is liable therefore.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)    to cause the Insured to sustain such loss; or

(b)    to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pension or other employee benefits earned in the normal course of business.

11	FI7344	General Rider - Insured

www.CrimeInsurance.com	Page 4 of 7	www.GreatAmericanInsuranceGroup.com

SEQ	FORM #	DESCRIPTION

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Lincoln Variable Insurance Products Trust (LVIPT)

LVIP BlackRock Advantage Allocation Fund

LVIP Delaware Social Awareness Fund

LVIP Delaware Wealth Builder Fund

LVIP Mondrian International Value Fund

LVIP Global Moderate Allocation Managed Risk Fund

LVIP Global Conservative Allocation Managed Risk Fund

LVIP Global Growth Allocation Managed Risk Fund

LVIP SSGA Global Tactical Allocation Managed Volatility Fund

LVIP Government Money Market Fund

LVIP Wellington Capital Growth Fund

LVIP MFS International Growth Fund

LVIP Blended Mid Cap Managed Volatility Fund

LVIP Wellington Mid-Cap Value Fund

LVIP SSGA S&P 500 Index Fund

LVIP SSGA Small-Cap Index Fund

LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund

LVIP JPMorgan Retirement Income Fund

LVIP T. Rowe Price Growth Stock Fund

LVIP MFS Value Fund

LVIP Franklin Templeton Global Equity Managed Volatility Fund

LVIP BlackRock Global Real Estate Fund

LVIP T. Rowe Price 2010 Fund

LVIP T. Rowe Price 2020 Fund

LVIP T. Rowe Price 2030 Fund

LVIP T. Rowe Price 2040 Fund

LVIP Baron Growth Opportunities Fund

LVIP SSGA International Index Fund

LVIP Dimensional U.S. Core Equity 1 Fund

LVIP SSGA Bond Index Fund

LVIP SSGA Large Cap 100 Fund

LVIP SSGA Small-Mid Cap 200 Fund

LVIP SSGA Developed International 150 Fund

LVIP SSGA Emerging Markets 100 Fund

LVIP Global Income Fund

LVIP BlackRock Inflation Protected Bond Fund

LVIP Delaware Diversified Floating Rate Fund

LVIP Delaware Bond Fund

LVIP JPMorgan High Yield Fund

LVIP American Global Growth Fund

LVIP American Global Small Capitalization Fund

LVIP American Growth Fund

LVIP American Growth-Income Fund

LVIP American International Fund

LVIP American Balanced Allocation Fund

LVIP American Growth Allocation Fund

LVIP American Income Allocation Fund

LVIP SSGA Conservative Index Allocation Fund

LVIP Delaware Special Opportunities Fund

LVIP SSGA Conservative Structured Allocation Fund

LVIP SSGA Moderately Aggressive Structured Allocation Fund

www.CrimeInsurance.com	Page 5 of 7	www.GreatAmericanInsuranceGroup.com

SEQ	FORM #	DESCRIPTION

LVIP SSGA Moderately Aggressive Index Allocation Fund

LVIP SSGA Moderate Index Allocation Fund

LVIP SSGA Moderate Structured Allocation Fund

LVIP T. Rowe Price 2050 Fund

LVIP Vanguard Domestic Equity ETF Fund

LVIP Vanguard International Equity ETF Fund

LVIP Dimensional U.S. Equity Managed Volatility Fund

LVIP Dimensional International Equity Managed Volatility Fund

LVIP BlackRock Dividend Value Managed Volatility Fund

LVIP Dimensional/Vanguard Total Bond Fund

LVIP American Global Balanced Allocation Managed Risk Fund

LVIP American Global Growth Allocation Managed Risk Fund

LVIP T. Rowe Price Structured Mid-Cap Growth Fund

LVIP ClearBridge QS Select Large Cap Growth Managed Volatility Fund

LVIP American Preservation Fund

LVIP SSGA Large Cap Managed Volatility Fund

LVIP SSGA SMID Cap Managed Volatility Fund

LVIP MFS International Equity Managed Volatility Fund

LVIP Fidelity Institutional AM Select Core Equity Managed Volatility Fund

LVIP BlackRock Global Allocation Managed Risk Fund

LVIP American Century Select Mid Cap Managed Volatility Fund

LVIP Blended Core Equity Managed Volatility Fund

LVIP Franklin Templeton Value Managed Volatility Fund

LVIP Invesco Select Equity Managed Volatility Fund

LVIP SSGA International Managed Volatility Fund

LVIP Multi-Manager Global Equity Managed Volatility Fund

LVIP Franklin Templeton Multi-Asset Opportunities Fund

LVIP Goldman Sachs Income Builder Fund

LVIP PIMCO Low Duration Bond Fund

LVIP SSGA Mid-Cap Index Fund

LVIP Dimensional International Core Equity Fund

LVIP Dimensional U.S. Core Equity 2 Fund

LVIP U.S. Growth Allocation Managed Risk Fund

LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund

LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund

LVIP Western Asset Core Bond Fund

Lincoln iShares Fixed Income Allocation Fund

Lincoln iShares U.S. Moderate Allocation Fund

Lincoln iShares Global Growth Allocation Fund

LVIP Loomis Sayles Global Growth Fund

LVIP SSGA Short-Term Bond Index Fund

LVIP SSGA Emerging Markets Equity Indexed Fund

LVIP Global Aggressive Growth Allocation Managed Risk Fund

LVIP U.S. Aggressive Growth Allocation Managed Risk Fund

12	FI7506	Insuring Agreement (L) Computer Systems Rider Number: 6 Limit of Liability: 3,500,000 Deductible Amount: 50,000

13	FI7507	Insuring Agreement (M) Automated Phone Systems Rider Number: 7 APS Equipment Access Limitation: N/A

14	FI7516	Fraudulent Transfer Instructions Rider Number 8 Call-back Verification Threshold Amount 50,000

www.CrimeInsurance.com	Page 6 of 7	www.GreatAmericanInsuranceGroup.com

SEQ	FORM #	DESCRIPTION

15	FI7345	Confidential Information And Data Breach Clarifying Rider

16	FI7340	Economic And Trade Sanctions Clause

17	FI7341	In-Witness Clause

  SUBJECTIVITIES:

  No subjectivities are required. File is current.

  PAYMENT OF PREMIUM:

  ALL PAYMENTS MUST BE SENT TO GREAT AMERICAN INSURANCE GROUP.

If you are using first class mail:	If you are using overnight mail:

Great American Insurance Group	PNC Bank c/o Great American Insurance Group
3561 Solutions Center	Lockbox Number 773561
Chicago, IL 60677-3005	350 East Devon Avenue
Itasca, IL 60143

  Please feel free to contact me with any questions. Thank you for the opportunity to provide terms on this account!

  Best Regards,

  Kyle Davis

  Account Executive

  2125134026

  khdavis@GAIG.COM

  Attachments

The foregoing binder for coverage is issued under the condition that there has been no material change in the risk the Company has assumed in issuing the binder. The Insured shall promptly provide to the Company any information of which the Insured becomes aware of that has not previously been disclosed to the Company, and which relates to any proposed Insured’s claim history or risk exposure, or which could change the Company’s underwriting evaluation of the Insured. In the event that the Insured should fail to disclose this information to the Company prior to the inception date of the Policy, the Company, at its sole discretion, shall have the right to rescind the Policy upon learning of this information.

www.CrimeInsurance.com	Page 7 of 7	www.GreatAmericanInsuranceGroup.com

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

Board of Trustees Meeting

October 25, 2019

Approval of Fidelity Bond Coverage

WHEREAS, Management has recommended that the Board of Trustees (the “Board”) of Lincoln Variable Insurance Products Trust (the “Trust”), approve for the Trust and its series Funds (the “Funds”) the coverage under a fidelity bond issued by Great American Insurance Group (the “Bond”) for the twelve-month period from October 31, 2019 through October 31, 2020; and

WHEREAS, The Board, in evaluating the Bond and each Fund’s premium allocation, has considered relevant factors, including without limitation:

(a)	the value of the aggregate assets of the Funds,

(b)	the type and terms of the arrangements made for the custody and safekeeping of such assets,

(c)	the nature of the securities and other assets in the Funds’ respective portfolios,

(d)	the number of other parties named as insureds,

(e)	the nature of the business activities of such other parties,

(f)	the amount of the Bond,

(g)	the amount of the premium for the Bond,

(h)	the ratable allocation of the premium among all parties named as insureds, and

(i)	the extent to which the share of the premium allocated to each Fund is less than the premium which such Fund would have had to pay if it had provided and maintained a single insured bond.

NOW, THEREFORE, BE IT RESOLVED, That the Board hereby determines that it is in the best interest of the Trust and each Fund to participate in the coverage under the Bond and that the proposed premium allocation to the Trust and each Fund is fair and reasonable based upon relevant factors;

RESOLVED FURTHER, That the Board, including a majority of those Trustees who are not “interested persons” of the Trust within the meaning of such term as set forth in Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”), hereby approves the amount, type, form, and coverage of the Bond and the portion of the premium to be paid by the Trust and each Fund, effective October 31, 2019;

RESOLVED FURTHER, That the officers of the Trust be and hereby are authorized and directed to cause such Trust and its Funds to participate, effective October 31, 2019, in the Bond in the aggregate amount of $3,500,000; and

RESOLVED FURTHER, That the officers of the Trust be and hereby are authorized and directed to sign the agreement, to make the filings, and to give the notices, required of such Trust by Rule 17g-1 under the 1940 Act.

Remit via Standard US Mail:
Willis Towers Watson Northeast, Inc. fka Willis of New York, Inc. P.O. Box 4557 New York , NY 10249-4557 (212) 915-8888

INVOICE		No. 2519766
Due Upon Receipt
Account Code	Total Due	Date
LINCNAT-02	$7,432.00	10/31/2019

Site ID:

Lincoln Variable Insurance Products Trust

1300 South Clinton Street

Fort Wayne, IN 46802

Please return this portion with your payment

Make checks payable to:    Willis Towers Watson Northeast, Inc.

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

15582108	10/31/2019	FS 585-87-03-13-00	Great American Insurance Company	$7,432.00

	Renewal Business		10/31/2019 to 10/31/2020

	Lincoln Variable - FI Bond (ICAP)

			Sub-Total:	$7,432.00
			Total Due:	$7,432.00

ACH/WIRING INSTRUCTIONS

BANK NAME: JP Morgan Chase Bank, New York NY

ABA#021000021 / Acct#144810563

ACCOUNT NAME: Willis Towers Watson Northeast, Inc.

***PLEASE REFERENCE INVOICE NUMBER***

10/31/2019	Lincoln National Corporation	Page	1 of 1
Invoice No. 2519766

Willis Towers Watson (hereafter referred to as “WTW”) is a member of a major international group of companies. In addition to the compensation received by WTW from insurers for placements of your insurance coverages, other parties, such as excess and surplus lines brokers, wholesalers, reinsurance intermediaries, underwriting managers and similar parties (some of which may be owned in whole or in part by WTW’ corporate parents or affiliates), may earn and retain usual and customary commissions for their role in providing insurance products or services to clients under their separate contracts with insurers or reinsurers. The compensation that will be paid to WTW will vary based on the insurance contract it sells. Depending on the insurer and insurance contract you select, compensation may be paid by the insurer selling the insurance contract or by another third party. Such compensation may be contingent and may vary depending on a number of factors, including the insurance contract and insurer you select. In some cases, other factors such as the volume of business WTW provides to the insurer or the profitability of insurance contracts WTW provides to the insurer also may affect compensation. Upon request, WTW will provide you with additional information about the compensation WTW expects to receive based in whole or in part on your purchase of insurance.